[MAGNA LOGO]                                          EXHIBIT 99

                                                      Magna International Inc.
                                                      337 Magna Drive
                                                      Aurora, Ontario L4G 7K1
                                                      Tel  (905)726-2462
                                                      Fax  (905)726-7164

                                     PRESS RELEASE

                                MAGNA ANNOUNCES CHARGES

December 19, 2003, Aurora, Ontario, Canada ... Magna International Inc.
TSX: MG.A, MG.B; NYSE: MGA) announced today that it expects to incur charges that would negatively impact diluted earnings per share by approximately $0.28 in the fourth quarter of 2003.

In its press release dated November 5, 2003, the Company indicated that its outlook for diluted earnings per share from operations(1) was expected to be in the range of $1.50 and $1.70 for the fourth quarter of 2003 and in the range of $6.12 to $6.32 for the full year 2003. The outlook above excluded the potential effects of the Company's impairment review associated with the Canadian Institute of Chartered Accountants ("CICA") Handbook Sections 3062 and 3063 related to Goodwill and Other Intangible Assets and Impairment of Long-Lived Assets, respectively.

On December 10, 2003, Decoma International Inc. ("Decoma"), a publicly traded subsidiary of the Company, issued a press release disclosing that it had completed a review of its United Kingdom and Continental Europe operations and expected to incur a charge of approximately $23 million associated with asset impairments and severance costs. The charge is expected to negatively impact the Company's diluted earnings per share by approximately $0.18 in the fourth quarter of 2003.

In addition, the Province of Ontario recently announced that it would increase corporate income tax rates in the province commencing in 2004. As a result of this announcement, the Company is required to revalue upwards its future tax assets and liabilities to reflect the increased corporate income tax rates and accordingly, expects to incur a charge of approximately $10 million or $0.10 per share in the fourth quarter of 2003.

The Company continues to expect diluted earnings per share from operations(1) to be in the range of $1.50 to $1.70 for the fourth quarter of 2003 and in the range of $6.12 to $6.32 for the full year 2003, excluding the potential effects of the Company's ongoing impairment review.

Magna, the most diversified automotive supplier in the world, designs, develops and manufactures automotive systems, assemblies, modules and components, and engineers and assembles complete vehicles, primarily for sale to original equipment manufacturers of cars and light trucks in North America, Europe, Mexico, South America and Asia. Magna's products include: automotive interior and closure components, systems and modules through Intier Automotive Inc.; metal body systems, components, assemblies and modules through Cosma International; exterior and interior mirror and engineered glass systems through Magna Donnelly; fascias, front and rear end modules, plastic body panels, exterior trim components and systems, greenhouse and sealing systems, roof modules and lighting components through Decoma International Inc.; various engine, transmission and fueling systems and components through Tesma International Inc.; and a variety of drivetrain components and complete vehicle engineering and assembly through Magna Steyr.

Magna has approximately 72,000 employees in 201 manufacturing operations and 48 product development and engineering centres in 22 countries.

        (1) The Company measures and presents net income from operations and diluted earnings per share from operations because they are measures that are widely used by analysts and investors in evaluating the operating performance of the Company. However, net income from operations and diluted earnings per share from operations do not have any standardized meaning under Canadian generally accepted accounting principles and are therefore unlikely to be comparable to similar measures presented by other companies.

            Net income from operations and diluted earnings per share from operations are based on net income and diluted earnings per share as prepared in accordance with Canadian Generally Accepted Accounting Principles but exclude the following non-operating items: Other income (net of related taxes), certain future income tax recoveries and charges associated with enacted or substantially enacted changes in income tax rates, and in the case of diluted earnings per share, the dilutive impacts of foreign exchange losses on redemption of Convertible Subordinated Debentures.

For further information: please contact Vincent Galifi or Louis Tonelli at (905) 726-7100

This press release may contain "forward-looking statements" within the meaning of applicable securities legislation. Such statements involve certain risks, assumptions and uncertainties, which may cause the Company's actual future results and performance to be materially different from those expressed or implied in these statements. These risks, assumptions and uncertainties include, but are not limited to: global economic conditions causing decreases in production volumes; price reduction pressures; pressure to absorb certain fixed costs; increased warranty, recall and product liability risk; the impact of financially distressed sub-suppliers; dependence on outsourcing by automobile manufacturers; rapid technological and regulatory change; increased crude oil and energy prices; dependence on certain vehicle programs; fluctuations in relative currency values; unionization activity; threat of work stoppages; the competitive nature of the auto parts supply market; program cancellations, delays in launching new programs and delays in constructing new facilities; completion and integration of acquisitions; disruptions caused by terrorism or war; changes in governmental regulations; the impact of environmental regulations; and other factors as set out in the Company's Annual information Form and annual report on Form 40-F for its financial year ended December 31, 2002 filed with the Canadian securities commissions and the SEC respectively and subsequent public filings. The Company disclaims any intention and undertakes no obligation to update or revise any forward-looking statements to reflect subsequent information, events or circumstances or otherwise.